

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Jeffrey Chugg
Vice President, Legal
TaskUs, Inc.
1650 Independence Drive, Suite 100
New Braunfels, TX 78132

> **Re: TaskUs, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted January 15, 2021**
> **CIK No. 0001829864**

Dear Mr. Chugg:

We have reviewed your supplemental response letter dated March 1, 2021 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Correspondence Submitted March 1, 2021

Amendment No. 2 to the Draft Registration Statement on Form S-1 Submitted on January 15, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 101

1. Please supplementally provide us an analysis of the fair value of common shares and options using the same probability weighted expected return method, including comparable market data, comparable guideline transaction multiples and publicly traded comparable and historical IPO multiples as of March 9, 2020 and June 3, 2020 which support your determination that the December 10, 2019 valuation was still the best

estimate, despite your fair value determination nearly tripling from $44 in December 2019 to $120 in September 2020. Please also integrate your detailed analysis and proposed disclosure changes with your 2020 financial results, which are not yet included in the filing.

 You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Edgar J. Lewandowski, Esq.